Mail Stop 3561
      March 27, 2006

Murray Campbell
Chairman of the Board
First United Ethanol, LLC
2 West Broad Street
Camilla, GA 31730

      Re:	First United Ethanol, LLC
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 13, 2006
		File No. 333-130663


Dear Mr. Campbell:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Prospectus Cover Page

1. Please refer to comment 2 in our letter dated January 23, 2006. We note the revisions you have made to the prospectus cover page. Please revise your prospectus cover page to include disclosure concerning the date the offering will end, your minimum purchase requirements and your escrow arrangements. See Item 501(a)(9)(iii)
of Regulation S-B.

Subscription Period and Procedure, page 6
2. In light of the revisions to your escrow agreement, please ensure that your disclosure here and throughout the prospectus reflect the revisions. In this regard, we note the escrow agreement states in paragraph 7.(a), "Escrow Agent shall give the Escrowor prompt written notice when the Deposited Funds equal $2,840,000 (exclusive of interest). Following receipt of such notice, the Escrowor will advise the purchasers of Units to remit to the Escrow Agent the balance of the purchase price within twenty (20) days." There does not appear to be an option under the agreement for you to call the balance at any time. Please revise or advise.

Risk Factors, page 8
Proceeds of this offering are subject to promissory notes..., page
8
3. Please ensure that this risk factor reflects the revisions to this risk factor. In this regard, we note paragraph 7.(a) of the escrow agreement. There does not appear to be an option under the agreement for you to wait to call the balance on the promissory notes. Please revise or advise.

Management`s Discussion and Analysis and Plan of Operation, page
25

Exploration of Biomass as an Alternative Energy Source to Natural
Gas, page 27

4. In this section and in the risk factors, you state that you anticipate using natural gas to power your plant but will possibly use biomass as an alternative; however, the free writing prospectus that you filed on March 21, 2006 sets forth the competitive advantages resulting from anticipated cost-savings of using a biomass alternative energy source. Please revise the registration statement to indicate that you will use biomass, if true, and revise your competition discussion to address the use of biomass. Otherwise, advise why you show the cost benefits you will receive from using biomass if you will use natural gas.

Industry Overview, page 33
5. Please refer to comment 16 in our letter dated January 23, 2006.
We note your statement that you have revised the prospectus in response to our previous comment. However, we continue to believe that you include many factual statements from which you do not indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. We note the following examples:

* "The provision of the Energy Policy Act of 2005 likely to have the greatest impact on the ethanol industry is..." (Industry
Overview,
page 34)
* "Ethanol supply is also affected by ethanol produced or processed in certain countries in Central America and the Caribbean region." (Industry Overview, page 36)
* "Regional pricing tends to follow national pricing less the freight difference." (Ethanol Markets, page 44)

These are only examples. Please revise. Further, the information you have revised to indicate it is based upon third party statements, reports or articles should set forth in the prospectus the dates of all reports cited. Also, you must provide us with copies of all these third party statements. For example, you should provide us with copies of all reports that set forth the information you use from the USDA, Thompson, Hoffman & Company, United Bio-Energy, LLC,
Hart`s OxyFuel News, ProExport Network, etc. In this regard, we note that you have provided us with some third party materials. However, you did not clearly mark each source provided to highlight the information relied upon and you did not cross reference it to the appropriate location in your prospectus. Finally, your response to our prior comment did not fully address whether each third party source of information that is not publicly available without cost or at a nominal expense has consented to the use of their information in the prospectus. It appears that the consent of these third parties to the use of its information in the prospectus and to the reference to their firm should be obtained and filed as exhibits. Please see
Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B. Alternatively, you may adopt these statements as your own.

Ethanol Pricing, page 44
6. We note that you have inserted a new graph in your prospectus on page 46. However, the details of the new graph are illegible.
Please revise your chart so it is legible.

Design-Build Team, page 55
7. We note that the free writing prospectus you filed on March 21, 2006 indicates that Stevenson & Palmer will be providing construction/engineering services and that you have strategic partnerships with El Paso Natural Gas & MGAG and OmniTRAX. To the extent that you have material relationships with these parties, please provide disclosure in the registration statement regarding these relationships and file any agreements with these parties pursuant to Item 601(b)(10) of Regulation S-B.

8. We note your response to comment 21 in our letter dated January 23, 2006. Please disclose the number of projects that Fagen is developing based on information on its web site and from other publicly available sources, including other similar offerings that are being registered with the Securities and Exchange Commission.



Other Consultants, page 57
9. We note your response to comment 25 in our letter dated January 23, 2006. Please provide us with your analysis as to why Thompson,
Hoffman & Company is not acting as a broker or dealer. Tell us how their services are consistent with your officers and directors relying on Rule 3a4-1 under the Securities Exchange Act of 1934.

Plan of Distribution, page 65

The Offering, page 65
10. In response to comment 30 in our letter dated January 23,
2006,
you have disclosed that you anticipate nine of your directors to sell
units in this offering.  Please advise why you provided full contact
information, including addresses, telephone numbers and e-mail addresses for each of the thirteen members of your board of directors. Tell us whether each of these thirteen directors will be involved in selling your units. If so, please update the registration statement accordingly. Similarly, you have included full contact information for the members of your advisory board. Please tell us whether they will participate in sales of the units.
If so, advise us how you will comply with Rule 3a4-1 under the Securities Exchange Act of 1934 with respect to those sales. Also, please provide the disclosure required by items 401, 402, 403 and
404
of Regulation S-B with respect to these directors. We may have further comment.

Exhibit 5.1
11. Given the language in the second full paragraph on page 2 that the opinion is "only as of the date of this opinion letter" (March 10, 2006), it will be necessary for counsel to file an opinion dated as of the effective date. Please also revise the language in third full paragraph on page 2 to clearly opine on the laws of the State of
Georgia, including the statutory provisions, all applicable provisions of the Georgia Constitution, and reported judicial decisions interpreting these laws. Further, with your revised counsel`s opinion please include the registration statement`s file number.

Indication of Interest Form
12. We note your response to comment 35 in our letter dated
January
23, 2006. In that comment, we requested that you remove a paragraph from the subscription agreement requiring investors to represent that they have examined the prospectus. You have included similar representations in the indication of interest form included with your free writing prospectus. Please revise the indication of interest form that you use to omit representations that prospective investors have reviewed the preliminary prospectus and omit the statement indicating that prospective investors "must only rely on information contained in the Final Prospectus and its Exhibits and that [they are] not to rely on any other representations, either written or verbal, in making [their] investment decision[s]."

 * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Scott Stringer, Accountant, at (202) 551-
3272
or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at
(202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc: 	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross,
	  Baskerville & Schoenebaum, P.L.C.
	Via Fax (515) 283-0231



Murray Campbell
First United Ethanol, LLC
March 27, 2006
Page 1